

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2018

Francis M. Fetsko
Chief Operating Officer and Chief Financial Officer
Tompkins Financial Corporation
118 E. Seneca Street, P.O. Box 460
Ithaca, NY 14851

 Re: Tompkins Financial Corporation
 Registration Statement on Form S-3
 Filed July 23, 2018
 File No. 333-226312

Dear Mr. Fetsko:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

 Division of Corporation Finance
 Office of Financial Services

cc: Alyssa Hochberg Fontaine